SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Prudential plc 2010 Corporate Calendar

For immediate release: 25 January 2010

PRUDENTIAL PLC - CORPORATE REPORTING CALENDAR 2010

Prudential plc ("Prudential") today announced a revised corporate reporting calendar for 2010. The 2009 Full Year Results will now be announced on the earlier date of Tuesday 9 March 2010 and the 2009 Fourth Quarter New Business Figures will also be announced on the same day. The 2010 First Quarter Interim Management Statement will be released on Friday 14 May and the AGM will be held on Wednesday 19 May. The 2010 Half Year Results and 2010 Second Quarter New Business Figures will be announced together on Thursday 12 August. The Third Quarter 2010 Interim Management Statement will be released on Wednesday 10 November.

ENDS

Enquiries:

Media		Investors/Analysts
Edward Brewster	+44 (0)20 7548 3719	Matt Lilley	+44 (0)20 7548 2007
		Jessica Stalley	+44 (0)20 7548 3511

Notes to Editor:

1. Financial Calendar:

2009 Full Year Results and Fourth Quarter 2009 New Business Figures	9 March 2010
First Quarter 2010 Interim Management Statement	14 May 2010
AGM	19 May 2010
2010 Half Year Results and Second Quarter 2010 New Business Figures	12 August 2010
Third Quarter 2010 Interim Management Statement	10 November 2010

About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £245 billion in assets under management (as at 30 June 2009). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 25 January 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Susan Henderson

Susan Henderson Deputy Group Secretary